Exhibit 99.4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (this “MD&A”) for Iris Energy Limited should be read together with our unaudited interim consolidated financial statements for the three- and nine-months ended March 31, 2024 and the related notes thereto included elsewhere in the Report on Form 6-K of which this MD&A forms a part (this “Form 6-K”), and our audited consolidated financial statements as of and for the fiscal year ended June 30, 2023 and the related notes included in our Annual Report on Form 20-F for the year ended June 30, 2023 (our “Annual Report”), which is available through the U.S. Securities and Exchange Commission’s (“SEC”) Electronic Data Gathering and Analysis Retrieval (“EDGAR”) system at http://www.sec.gov. This MD&A is based on our financial information prepared in accordance with the IFRS, as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP.

All references to “U.S. dollars,” “dollars,” “$,” “USD” or “US$” are to the U.S. dollar. All references to “Australian dollars,” “AUD” or “A$” are to the Australian dollar, the official currency of Australia. All references to “Canadian dollars,” “CAD” or “C$” are to the Canadian dollar, the official currency of Canada. All references to “IFRS” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board, or the “IASB”.

Unless otherwise indicated or the context otherwise requires, all references in this MD&A to the terms “the Company,” “the Group,” “our,” “us,” and “we” refer to Iris Energy Limited and its subsidiaries.

The consolidated financial statements which accompany this MD&A and are included in this Form 6-K are presented in U.S. dollars, which is Iris Energy Limited’s presentation currency. We prepared our unaudited interim consolidated financial statements for the three- and nine-months ended March 31, 2024 and 2023 in accordance with IFRS, as issued by the IASB. Unless otherwise noted, our financial information presented herein is stated in U.S. dollars, our presentation currency.

Our fiscal year ends on June 30. References in this MD&A to a fiscal year, such as “fiscal year 2024,” “fiscal year 2023” and “fiscal year 2022” relate to our fiscal year ended on June 30 of that calendar year.

Amounts in this MD&A have been rounded off to the nearest thousand dollars, or in certain cases, the nearest dollar.

Forward-Looking Statements

Some of the information contained in this MD&A, including information with respect to our plans and strategy for our business, includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”). Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. Actual results may differ materially from those contained in any forward-looking statements.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

•	Bitcoin price and foreign currency exchange rate fluctuations;

•	our ability to obtain additional capital on commercially reasonable terms and in a timely manner to meet our capital needs and facilitate our expansion plans;
•
the terms of any future financing or any refinancing, restructuring or modification to the terms of any future financing, which could require us to comply with onerous covenants or restrictions, and our ability to service our debt obligations, any of which could restrict our business operations and adversely impact our financial condition, cash flows and results of operations;

•
our ability to successfully execute on our growth strategies and operating plans, including our ability to continue to develop our existing data center sites and to diversify into the market for high performance computing (“HPC”) solutions, and in particular any current or future AI Cloud (“AI Cloud”) Services we offer;

•	our limited experience with respect to new markets we have entered or may seek to enter, including the market for AI Cloud Services;
•	expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network;
•	expectations with respect to the profitability, viability, operability, security, popularity and public perceptions of any current or future AI Cloud Services we offer;
•	our ability to secure and retain customers on commercially reasonable terms or at all, particularly as it relates to our strategy to expand into AI Cloud Services;
•	our ability to manage counterparty risk (including credit risk) associated with any current or future customers, including customers of our AI Cloud Services and other counterparties;
•	our ability to secure renewable energy, renewable energy certificates, power capacity, facilities and sites on commercially reasonable terms or at all;
•	the risk that any current or future customers, including customers of our AI Cloud Services or other counterparties, may terminate, default on or underperform their contractual obligations;
•	Bitcoin global hashrate fluctuations;
•	delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield or brownfield infrastructure projects;
•	our reliance on power and utilities providers, third party mining pools, exchanges, banks, insurance providers and our ability to maintain relationships with such parties;
•	expectations regarding availability and pricing of electricity;
•
our participation and ability to successfully participate in demand response products and services and other load management programs run, operated or offered by electricity network operators, regulators or electricity market operators;

•
the availability, reliability and/or cost of electricity supply, hardware and electrical and data center infrastructure, including with respect to any electricity outages and any laws and regulations that may restrict the electricity supply available to us;

•	any variance between the actual operating performance of our miner hardware achieved compared to the nameplate performance including hashrate;
•	our ability to curtail our electricity consumption and/or monetize electricity depending on market conditions, including changes in Bitcoin mining economics and prevailing electricity prices;
•	actions undertaken by electricity network and market operators, regulators, governments or communities in the regions in which we operate;
•	the availability, suitability, reliability and cost of internet connections at our facilities;
•
our ability to secure additional hardware, including hardware for Bitcoin mining and any current or future AI Cloud Services we offer, on commercially reasonable terms or at all, and any delays or reductions in the supply of such hardware or increases in the cost of procuring such hardware;

•
expectations with respect to the useful life and obsolescence of hardware (including hardware for Bitcoin mining as well as hardware for other applications, including any current or future AI Cloud Services we offer);

•	delays, increases in costs or reductions in the supply of equipment used in our operations;
•	our ability to operate in an evolving regulatory environment;
•	our ability to successfully operate and maintain our property and infrastructure;
•	reliability and performance of our infrastructure compared to expectations;
•	malicious attacks on our property, infrastructure or IT systems;
•	our ability to maintain in good standing the operating and other permits and licenses required for our operations and business;
•	our ability to obtain, maintain, protect and enforce our intellectual property rights and confidential information;

•	any intellectual property infringement and product liability claims;
•	whether the secular trends we expect to drive growth in our business materialize to the degree we expect them to, or at all;
•	the occurrence of any environmental, health and safety incidents at our sites, and any material costs relating to environmental, health and safety requirements or liabilities;
•	damage to our property and infrastructure and the risk that any insurance we maintain may not fully cover all potential exposures;
•
ongoing proceedings relating to the default by two of the Company’s wholly-owned special purpose vehicles under limited recourse equipment financing facilities; ongoing securities litigation relating in part to the default; and any future litigation, claims and/or regulatory investigations, and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom;

•	our failure to comply with any laws including the anti-corruption laws of the United States and various international jurisdictions;
•	any failure of our compliance and risk management methods;
•
any laws, regulations and ethical standards that may relate to our business, including those that relate to Bitcoin and the Bitcoin mining industry and those that relate to any other services we offer (such as AI Cloud Services), including regulations related to data privacy, cybersecurity and the storage, use or processing of information;

•	our ability to attract, motivate and retain senior management and qualified employees;
•
increased risks to our global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and other cybersecurity incidents and unexpected regulatory and economic sanctions changes, among other things;

•	climate change, severe weather conditions and natural and man-made disasters that may materially adversely affect our business, financial condition and results of operations;
•	public health crises, including an outbreak of an infectious disease (such as COVID-19) and any governmental or industry measures taken in response;
•	our ability to remain competitive in dynamic and rapidly evolving industries;
•	damage to our brand and reputation;
•	expectations relating to Environmental, Social and Governance issues or reporting;
•	the costs of being a public company;
•
and other important factors discussed under “Item 3.D. Key Information—Risk Factors” in our Annual Report, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of the Company’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this MD&A. Any forward-looking statement that the Company makes in this MD&A speaks only as of the date of such statement. Except as required by law, the Company disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

We are a leading owner and operator of next-generation data centers powered by 100% renewable energy (whether from clean or renewable energy sources or through the purchase of RECs). Our data centers are purpose-built for high performance compute and today support a combination of ASICs for Bitcoin mining and GPUs for AI workloads.

Our Bitcoin mining operations generate revenue by earning Bitcoin through a combination of block rewards and transaction fees from the operation of our specialized computers called ASICs (which we refer to as “Bitcoin miners”) and exchanging these Bitcoin for fiat currencies, such as U.S. dollars or Canadian dollars.

We have been mining Bitcoin since 2019. We typically liquidate all the Bitcoin we mine daily and therefore did not have any Bitcoin held on our balance sheet as of March 31, 2024. To date we have utilized Kraken, a U.S.-based digital asset trading platform, to liquidate the Bitcoin we mine. The mining pools, that we utilize for the purposes of our Bitcoin mining, transfer the Bitcoin that we have mined to Kraken on a daily basis. Such Bitcoin is then exchanged for fiat currency on the Kraken exchange or via its over-the-counter trading desk.

We are also pursuing a strategy to diversify our revenue streams into new markets. In June 2023, we announced that we have revitalized our strategy of developing HPC solutions, which currently is targeted at delivering AI Cloud Services.  In August 2023 we announced the purchase of 248 NVIDIA H100 GPUs to target generative AI. In February 2024, we announced a three-month GPU cloud service agreement with Poolside SAS AI (the “Poolside Agreement”) to utilise those GPUs (with an option to extend for a further three months at the customer’s election) along with the further purchase of 568 NVIDIA H100 GPUs to service potential customer demand. In April 2024, we announced the upsize of the Poolside Agreement from 248 to 504 NVIDIA H100 GPUs and the extension of the Poolside Agreement for an additional four month term commencing in April 2024 (with an option to extend for a further two months at the customer’s election).

Our cash and cash equivalents were $259.7 million as of March 31, 2024. Our total revenue was $131.3 million and $47.7 million for the nine months ended March 31, 2024 and 2023, respectively. We generated a loss after income tax (expense)/benefit of $(1.9) million and $(164.9) million for the nine months ended March 31, 2024 and 2023, respectively. We generated EBITDA of $22.5 million and $(122.7) million for the nine months ended March 31, 2024 and 2023, respectively. We generated Adjusted EBITDA of $42.5 million and $(7.7) million for the nine months ended March 31, 2024 and 2023, respectively. EBITDA and Adjusted EBITDA are financial measures not defined by IFRS. For a definition of EBITDA and Adjusted EBITDA, an explanation of our management’s use of these measures and a reconciliation of EBITDA and Adjusted EBITDA to loss after income tax (expense)/benefit, see “Key Indicators of Performance and Financial Conditions.”

We are a vertically integrated business, and both own and operate our computing hardware consisting of Bitcoin mining ASICs and AI Cloud Services GPUs, as well as our electrical infrastructure and data centers. We target development of data centers in regions where there are low-cost, abundant, and attractive renewable energy sources. We have ownership of our proprietary data centers and electrical infrastructure, including freehold and long-term leasehold land. This provides us with additional security and operational control over our assets. We believe data center ownership also allows our business to benefit from more sustainable cash flows and operational flexibility in comparison with operators that rely upon third-party hosting services or short-term land leases which may be subject to termination rights, profit sharing arrangements and/or potential changes to contractual terms such as pricing. We assess opportunities to utilize our available data center capacity on an ongoing basis, including via potential third party hosting and alternative revenue sources. We also focus on grid-connected power access which we believe not only helps facilitate a more reliable, long-term supply of power, but also provides us with the ability to support the energy markets in which we operate (for example, through potential participation in demand response, ancillary services provision, and load management in deregulated markets such as Texas).

In January 2020, we acquired our first site in Canal Flats, located in British Columbia, Canada (“BC”), from PodTech Innovation Inc. and certain of its related parties. This site is our first operational site and has been operating since 2019, and, as of April 2024, has approximately 30MW of data center capacity and hashrate capacity of approximately 0.9 EH/s (assuming full utilization of existing available data center capacity with Bitmain S19j Pro miners).

In addition, we have constructed data centers at our other BC sites in Mackenzie and Prince George. Our Mackenzie site has been operating since April 2022 and, as of April 2024, has approximately 80MW of data center capacity and hashrate capacity of approximately 2.7 EH/s (assuming full utilization of existing available data center capacity with Bitmain S19j Pro miners). Our Prince George site has been operating since September 2022 and, as of April 2024, has approximately 50MW of data center capacity and hashrate capacity of approximately 1.6 EH/s (assuming full utilization of existing available data center capacity with Bitmain S19j Pro miners). Our deployments of 816 NVIDIA H100 GPUs are also located at our Prince George site.

Each of our sites in British Columbia are connected to the British Columbia Hydro and Power Authority (“BC Hydro”) electricity transmission network and have been 100% powered by renewable energy since commencement of operations (currently approximately 98% sourced from clean or renewable sources as reported by BC Hydro and approximately 2% sourced from the purchase of RECs). Our contracts with BC Hydro have an initial term of one year and, unless terminated at the end of the initial term shall extend until terminated in accordance with the terms of the agreement upon six months’ notice.

We have commenced operations at our Childress site (total potential power capacity of 600MW), located in the renewables-heavy Panhandle region of Texas, U.S. Our Childress site has been operating since April 2023 and, as of May 14, 2024, has 100MW of data center capacity and hashrate capacity of approximately 4.8 EH/s. As of April 2024, we have purchased RECs in respect of 100% of our energy consumption to date at our Childress site.

We are targeting expansion of our data center capacity at Childress to 350MW in 2024 and have commenced construction for Childress Phase 2 (additional 100MW) and Phase 3 (additional 150MW).

As of May 14, 2024, we have approximately 260MW of data center capacity and hashrate capacity of approximately 10 EH/s across our sites in BC (160MW) and Texas (100MW).

Our Growth Strategy

Our current focus is on expanding our installed hashrate capacity to 30 EH/s and data center capacity to 510MW.  This is planned through Childress Phases 2-3 construction (targeting an additional 250MW of data center capacity), upgrading our existing mining fleet and exercising miner purchase options.

Decisions with respect to the Childress expansion and exercising all, some or none of the miner purchase options will be made during 2024, taking into consideration market conditions, shareholder value and funding availability.

We believe we have the ability to further grow our data center capacity at our Childress site up to the total potential site capacity of 600MW in the future.

Our business strategy remains focused on continuing to expand our self-mining capacity by further growing our available data center capacity and acquiring additional miners as described under “Recent Developments – Hardware Purchases”.

Furthermore, we have announced a new 1,400MW data center development site located in the renewables-heavy West region of Texas, US. We have paid an initial $4.7 million connection deposit and expect the site to be in-service in late 2026.

We are also pursuing a strategy to diversify our revenue streams into new markets. In June 2023, we announced that we have revitalized our strategy of developing HPC solutions, which currently is targeted at delivering AI Cloud Services.  In August 2023, we announced the purchase of 248 NVIDIA H100 GPUs to target generative AI. In February 2024, we announced the Poolside Agreement to utilise those GPUs (with an option to extend for a further three months at the customer’s election) along with the further purchase of 568 NVIDIA H100 GPUs to service potential customer demand. In April 2024, we announced the upsize of the Poolside Agreement from 248 to 504 NVIDIA H100 GPUs and the extension of the Poolside Agreement for an additional four month term commencing in April 2024 (with an option to extend for a further two months at the customer’s election). We believe we may be able to leverage our existing infrastructure and expertise to expand our offering AI Cloud Services and target a range of industries and applications, such as AI/ML, scientific research, and rendering.

Recent Developments

Hardware Purchases

In August 2023, we entered into a purchase agreement for 248 NVIDIA H100 GPUs for a total purchase price of approximately $10 million, which have been deployed at our Prince George site. In February 2024, we entered into a further purchase agreement for 568 NVIDIA H100 GPUs for a total purchase price of approximately $22 million.

In October 2023, we entered into a miner purchase agreement with Bitmain Technologies Delaware Limited (“Bitmain”) to acquire 7,002 latest-generation Bitmain S21 miners with a total hashrate of 1.4 EH/s for $19.6 million, of which $2.9 million is deferred until one year after shipment. All Bitmain S21 miners under this purchase contract have been delivered in full. As of April 30, 2024 we have paid $16.7 million relating to this purchase agreement.

In November 2023, we entered into a miner purchase agreement with Bitmain to acquire 7,000 new-generation Bitmain T21 miners with a total hashrate of 1.3 EH/s for $18.6 million with an option to increase to 15,380 new-generation Bitmain T21 miners with an additional hashrate of 1.6 EH/s (for an additional $22.3 million) that was exercised in December 2023 which are expected to be shipped in full before June 2024. As of April 30, 2024, we have paid $37.2 million relating to this purchase agreement including $14.9 million on the purchase of miners and $22.3 million on the exercised option.

In January 2024, we entered into a miner purchase agreement with Bitmain to acquire 5,000 new-generation Bitmain T21 miners with a total hashrate of 1.0 EH/s for $13.3 million with options exercisable on or before September 30, 2024, to increase to up to 53,000 new-generation Bitmain T21 miners with an additional hashrate of 9.1 EH/s at a fixed purchase price of $14 per TH/s. The initial 5,000 new-generation Bitmain T21 miners are expected to be shipped before July 2024 and the miner purchase options have delivery dates through the second half of 2024 (to the extent exercised). As of April 30, 2024, we have paid $19.4 million relating to this purchase agreement including $6.6 million on the purchase of miners and $12.8 million on the exercisable options.

In May 2024, we entered into an additional miner purchase agreement with Bitmain to acquire approximately 51,480 Bitmain S21 Pro miners (with a total hashrate of 12.0 EH/s) for $18.9/TH. The purchased miners are expected to be shipped in July and August 2024. The total purchase price is $227.7 million payable in instalments. This new agreement also includes an additional purchase option to procure approximately 51,480 Bitmain S21 Pro miners (with a total hashrate of 12.0 EH/s) for $18.9/TH including a non-refundable deposit of $22.8 million as an initial 10% option down payment. The options can be exercised incrementally over the option period until May 2025. If the entire option is exercised, the total purchase price will be $227.7 million.

Additionally, we amended the terms of our exercisable options under the existing miner purchase agreement with Bitmain (announced in January 2024 above). Under the existing agreement, in January 2024 we paid a non-refundable deposit of $12.8 million as an initial 10% down payment in relation to exercisable options to acquire up to approximately 48,000 Bitmain T21 miners (with a total hashrate of 9.1 EH/s) for $14/TH. The amended option agreement provides additional flexibility to exercise the options to procure either Bitmain T21 miners, with the total purchase price remaining unchanged, or upgrade to approximately 48,000 S21 Pro miners, at a total purchase price of $212.3 million being $18.90/TH for 11.2 EH/s. The amended option agreement also allows for the exercise options for a combination of both T21 or S21 Pro miners up to an aggregate of approximately 48,000 miners. The amended option agreement requires an additional non-refundable deposit of $8.5 million to be paid within 7 days of signing the amended option agreement. The amended options can be exercised incrementally over the option period until March 2025.

The Bitmain contracts are not able to be terminated by either party, are non-refundable except due to Bitmain’s delay sending a shipping notification for the miners to us and default interest of 12% is charged on any unpaid amounts under each batch.

Factors Affecting Our Performance

Market Value of Bitcoin

We primarily derive our revenues from Bitcoin mining. We earn rewards from Bitcoin mining that are paid in Bitcoin. We currently liquidate rewards that we earn from mining Bitcoin in exchange for fiat currencies such as USD or CAD, typically on a daily basis. Because the rewards we earn from mining Bitcoin are paid in Bitcoin, our operating and financial results are tied to fluctuations in the value of Bitcoin. In addition, positive or negative changes in the global hashrate impact mining difficulty and therefore the rewards we earn from mining Bitcoins may as a result materially affect our revenue and margins.

In a declining Bitcoin price environment, the Bitcoin mining protocol may provide a natural downside protection for low-cost Bitcoin miners through an adjustment to the number of Bitcoin mined. For example, when the Bitcoin price falls, the ability for higher cost miners to pay their operating costs may be impacted, which in turn may lead over time to higher cost miners switching off their operations (for example, if their marginal cost of power makes it unprofitable to continue mining, they may exit the network). As a result, in such circumstances the global hashrate may fall, and remaining low-cost miners may benefit from an increased percentage share of the fixed Bitcoin network rewards.

Conversely, in a rising Bitcoin price environment, additional mining machines may be deployed by miners, leading to increased global hashrate in the overall network. In periods of rising Bitcoin prices we may increase our capital expenditures in mining machines and related infrastructure to take advantage of potentially faster return on investments, subject to availability of capital and market conditions. However, we also note that the global hashrate may also increase or decrease irrespective of changes in the Bitcoin price.

While the supply of Bitcoin is capped at 21 million, the price of Bitcoin fluctuates not just because of traditional notions of supply and demand but also because of the dynamic nature of the market for Bitcoin. Having been created in just a little over a decade as of the date of this Form 6-K, the market for Bitcoin is rapidly changing and subject to global regulatory, tax, political, environmental, cybersecurity, and market factors beyond our control. For a discussion of other factors that could lead to material adverse changes in the market value of Bitcoin, which could in turn result in substantial damage to or even the failure of our business, see “Item 3. Key Information—Risk Factors—Risks Related to our Business” in our Annual Report for further information.

Further, the rewards for each Bitcoin mined is subject to “halving” adjustments at predetermined intervals. At the outset, the reward for mining each block was set at 50 Bitcoins and this was cut in half to 25 Bitcoins on November 28, 2012 at block 210,000, cut in half again to 12.5 Bitcoins on July 9, 2016 at block 420,000, cut in half again to 6.25 Bitcoins on May 11, 2020 at block 630,000, and cut in half again to 3.125 Bitcoins on April 20, 2024 at block 840,000. The next two halving events for Bitcoin are expected to take place in 2028 at block 1,050,000 (when the reward will reduce to 1.5625 Bitcoins), and in 2032 at block 1,260,000 (when the reward will reduce to 0.78125 Bitcoins). As the rewards for each Bitcoin mined reduce, the Bitcoin we earn relative to our hashrate capacity decrease. As a result, these adjustments have had, and will continue to have, material effects on our operating and financial results.

Efficiency of Mining Machines

As global mining capacity increases, we will need to correspondingly increase our total hashrate capacity in order to maintain our proportionate share relative to the overall global hashrate —all else being equal—to maintain the same amount of Bitcoin mining revenue. To remain cost competitive compared to other mining sector participants, in addition to targeting cost effective sources of energy and operating efficient data center infrastructure, we may also need to maintain an energy efficient mining fleet.

Our Bitcoin mining operations currently utilize the Bitmain S19j Pro miners, S19 XP miners, T21 miners and S21 miners, with additional miner purchase and/or option agreements for Bitmain S21 Pro and T21 miners.

In certain periods, there may be disruption in global supply chain leading to shortage of advanced mining machines that meet our standard of quality and efficiency. To maintain our competitive edge over the long-term, we strive to maintain strong relationships with suppliers and vendors across the supply chain to ensure that our fleet of miners is competitive.

Ability to Secure Low-Cost Renewable Power

Bitcoin mining consumes extensive energy for both the mining and cooling aspects of the operation. In particular, we believe the increasing difficulty of the network, driven by more miners and higher global hashrate, and the periodic halving adjustments of Bitcoin reward rates, will drive the increasing importance of power efficiency in Bitcoin mining over the long-term.

Governments and regulators are increasingly focused on the energy and environmental impact of Bitcoin mining activities. This has led, and could lead, to new governmental measures regulating, restricting or prohibiting the use of electricity for Bitcoin mining activities, or Bitcoin mining activities generally. The price we pay for electricity depends on numerous factors including sources of generation, regulatory environment, electricity market structure, commodity prices, instantaneous supply/demand balances, counterparty and procurement method. These factors may be subject to change over time and result in increased power costs. In regulated markets, such as in BC, suppliers of renewable power rely on regulators to approve raises in rates, resulting in fluctuations subject to requests for rate increases and there approval thereof; in deregulated markets, such as in Texas, prices of renewable power will fluctuate with the wholesale market (including price fluctuations in commodity prices such as the price of fossil fuels).

Competitive Environment

We compete with a variety of miners globally, including individual hobbyists, mining pools and public and private companies. We believe that, even if the price of Bitcoin decreases, the market will continue to draw new miners and increase the scale and sophistication of competition in the Bitcoin mining industry. Increasing competition generally results in increase to the global hashrate, which in turn would generally lead to a reduction in the percentage share of the fixed Bitcoin network rewards that Bitcoin miners, including the Company, would earn.

Market Events Impacting the Digital Asset Industry

In the past, market events in the digital asset industry have negatively impacted market sentiment towards the broader digital asset industry. There have also been declines from time to time in the value of digital assets, including the value of Bitcoin, in connection with these events, which have impacted the Group from a financial and operational perspective. We expect that any such declines that may occur in the future would also impact the business and operations of the Group, and if such declines are significant, they could result in reduced revenue and operating cash flows and increased net operating losses, and could also negatively impact our ability to raise additional financing.

Market Events Impacting Digital Asset Trading Platforms

In the past, market events in the digital asset markets have involved and/or impacted certain digital asset trading platforms. As described under “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our Annual Report, we are subject to a number of risks outside our control which could impact our business.

Ability to Expand AI Cloud Services and Secure Customers

Our growth strategies include pursuing a strategy to diversify our revenue streams into new markets. We have revitalized our strategy of exploring the development of HPC solutions, and are currently targeting the provision of AI Cloud Services pursuant to that strategy. We believe we may be able to leverage our existing infrastructure and expertise to continue to expand our AI Cloud Services offering and target a range of customers across various sectors. Our ability to secure and retain customers on commercially reasonable terms or at all, will affect our expansion into AI Cloud Services. Our strategy may not be successful as a result of a number of factors described under “Item  3.D. Key Information—Risk Factors—Risks Related to Our Business—Our increased focus on potential HPC solutions may not be successful and may result in adverse consequences to our business, results of operations and financial condition” in our Annual Report.  Our efforts to continue the diversification of our revenue streams may distract management, require significant additional capital, expose us to new competition and market dynamics, and increase our cost of doing business.

Key Indicators of Performance and Financial Condition

Key operating and financial metrics that we use, in addition to our IFRS consolidated financial statements, to assess the performance of our business are set forth below for the three and nine months ended March 31, 2024 and 2023, include:

EBITDA

EBITDA is not presented in accordance with IFRS, and is defined as profit /(loss) after income tax expense, excluding interest income, income tax expense, depreciation and amortization, other finance expenses, and non-cash fair value gains and losses on hybrid financial instruments, which are important components of our IFRS profit/(loss) after income tax expense. As a capital-intensive business, EBITDA excludes in the impact of the cost of depreciation of mining equipment and other fixed assets, which allows us to measure the liquidity of our business on a current basis and we believe provides a useful tool for comparison to our competitors in a similar industry. We believe EBITDA is a useful metric for assessing operating performance before the impact of non-cash and other items. Our presentation of EBITDA should not be construed as an inference that our future results will be unaffected by these items.

We believe EBITDA and EBITDA Margin have limitations as analytical tools. These measures should not be considered as alternatives to profit/(loss) after income tax expense, as applicable, determined in accordance with IFRS. They are supplemental measures of our operating performance only, and as a result you should not consider these measures in isolation from, or as a substitute analysis for, our profit/(loss) after income tax as determined in accordance with IFRS, which we consider to be the most comparable IFRS financial measure. For example, we expect depreciation of our fixed assets will be a large recurring expense over the course of the useful life of our assets. EBITDA and EBITDA Margin do not have any standardized meaning prescribed by IFRS and therefore are not necessarily comparable to similarly titled measures used by other companies, limiting their usefulness as a comparative tool.

The following table shows a reconciliation of EBITDA to loss after income tax (expense)/benefit:

	Three months ended March 31, 2024	Three months ended March 31, 2023	Nine months ended March 31, 2024	Nine months ended March 31, 2023
	($ thousands)	($ thousands)	($ thousands)	($ thousands)
Profit/(loss) after income tax (expense)/ benefit	8,638	(3,053)	(1,889)	(164,947)
Add/(deduct) the following:
Finance expense	126	2,311	190	16,227
Interest income	(1,500)	(244)	(2,878)	(458)
Depreciation	8,692	5,125	23,870	24,122
Income tax (benefit)/expense	3,473	321	3,228	2,349
EBITDA	19,429	4,460	22,521	(122,707)

Revenue	54,349	16,382	131,320	47,668

Profit/(loss) after income tax (expense) /benefit margin(1)	16%	(19)%	(1)%	(346)%

EBITDA margin(2)	36%	27%	17%	(257)%

(1)	Profit/(loss) after income tax (expense)/benefit margin is calculated as Loss after income tax (expense)/benefit divided by Revenue.
(2)
EBITDA margin is calculated as EBITDA divided by Revenue. Prior to the three months ended March 31, 2024, the Company calculated EBITDA margin as EBITDA divided by Bitcoin mining revenue. The Company has revised the calculation of EBITDA margin to reflect that Revenue now includes revenue generated from AI Cloud Services as a result of its strategy to diversify its revenue streams. EBITDA margin for prior periods presented in this MD&A has been revised to reflect this revised calculation.

Adjusted EBITDA

Adjusted EBITDA is not presented in accordance with IFRS, and is defined as EBITDA as further adjusted to exclude share-based payments expense, foreign exchange gains/losses, impairment of assets, certain other non-recurring income, loss on disposal of property, plant and equipment, gain on disposal of subsidiaries, unrealized fair value gains/losses on financial assets, and certain other  expense items. Beginning in the fiscal year ended June 30, 2024, the Company has changed its definition of Adjusted EBITDA to exclude unrealized fair value gains/losses on financial instruments and has further changed its definition to exclude gain on disposal of subsidiaries. These are changes from the presentation of Adjusted EBITDA in prior periods. We believe Adjusted EBITDA is a useful metric because it allows us to monitor the profitability of our business on a current basis and removes expenses which do not impact our ongoing profitability and which can vary significantly in comparison to other companies. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these items.

We believe Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools. These measures should not be considered as alternatives to profit/(loss) after income tax expense, as applicable, determined in accordance with IFRS. They are supplemental measures of our operating performance only, and as a result you should not consider these measures in isolation from, or as a substitute analysis for, our profit/(loss) after income tax as determined in accordance with IFRS, which we consider to be the most comparable IFRS financial measure. For example, we expect depreciation of our fixed assets will be a large recurring expense over the course of the useful life of our assets, and that share-based compensation is an important part of compensating certain employees, officers and directors. Adjusted EBITDA and Adjusted EBITDA Margin do not have any standardized meaning prescribed by IFRS and therefore are not necessarily comparable to similarly titled measures used by other companies, limiting their usefulness as a comparative tool.

The following table shows a reconciliation of Adjusted EBITDA to loss after income tax (expense)/benefit:

	Three months ended March 31, 2024	Three months ended March 31, 2023	Nine months ended March 31, 2024	Nine months ended March 31, 2023
	($ thousands)	($ thousands)	($ thousands)	($ thousands)
Profit/(loss) after income tax (expense)/benefit	8,638	(3,053)	(1,889)	(164,947)
Add/(deduct) the following:	-	-	-	-
Finance expense	126	2,311	190	16,227
Interest income	(1,500)	(244)	(2,878)	(458)
Depreciation	8,692	5,125	23,870	24,122
Income tax (benefit)/expense	3,473	321	3,228	2,349
EBITDA	19,429	4,460	22,521	(122,707)

Revenue	54,349	16,382	131,320	47,668

Profit/(loss) after income tax (expense)/benefit margin(1)	16%	(19)%	(1)%	(346)%

EBITDA margin(2)	36%	27%	17%	(257)%
Add/(deduct) the following:
Gain on disposal of subsidiary(3)	-	(3,257)	-	(3,257)
Impairment of assets(4)	-	-	-	105,172
Reversal of impairment of assets(5)	-	-	(108)	-
Share-based payment expense – $75 exercise price options	2,873	2,913	8,682	8,868
Share-based payment expense – other	2,944	590	8,940	1,405
Foreign exchange (gain)/loss	(4,714)	(4,557)	(2,265)	2,619
Other expense items(6)	218	58	3,404	175
Unrealized (gain)/loss on financial asset	1,091	-	1,349	-
Adjusted EBITDA	21,841	207	42,523	(7,725)
Adjusted EBITDA margin(7)	40%	1%	32%	(16)%

(1)	Profit/(loss) after income tax (expense)/benefit margin is calculated as Profit/(loss) after income (expense)/benefit divided by Revenue.
(2)
EBITDA margin is calculated as EBITDA divided by Revenue. Prior to the three months ended March 31, 2024, the Company calculated EBITDA margin as EBITDA divided by Bitcoin mining revenue. The Company has revised the calculation of EBITDA margin to reflect that Revenue now includes revenue generated from AI Cloud Services as a result of its strategy to diversify its revenue streams. EBITDA margin for prior periods presented in this MD&A has been revised to reflect this revised calculation.

(3)
Gain on disposal of subsidiary represents a gain recorded on the deconsolidation of two separate wholly-owned, special purpose vehicles of the Company (collectively the “Non-Recourse SPVs”)  on February 3, 2023.

(4)
Impairment of assets for the nine months ended March 31, 2024 and March 31, 2023 was nil and $105.2 million, respectively. Impairment of assets for the three months ended March 31, 2024 and March 31, 2023 was nil and $105.2 million, respectively. See “—Components of our Results of Operations—Expenses—Impairment of assets” for further information.

(5)
Reversal of impairment of assets for the nine months ended March 31, 2024 and March 31, 2023 was $0.1 million and nil, respectively. Reversal of impairment of assets for the three months ended March 31, 2024 and March 31, 2023 was nil and nil, respectively. See “—Components of our Results of Operations—Expenses—Impairment of assets” for further information.

(6)	Other expense items include professional fees incurred in relation to the securities class action, and one-off additional remuneration.
(7)
Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Revenue. Prior to the three months ended March 31, 2024, the Company calculated Adjusted EBITDA margin as Adjusted EBITDA divided by Bitcoin mining revenue. The Company has revised the calculation of Adjusted EBITDA margin to reflect that Revenue now includes revenue generated from AI Cloud Services as a result of its strategy to diversify its revenue streams. Adjusted EBITDA margin for prior periods presented in this MD&A has been revised to reflect this revised calculation.

Net electricity costs

Net electricity costs is not presented in accordance with IFRS, and is defined as the sum of electricity charges, realized gain/(loss) on financial asset, ERS revenue, and ERS fees. ERS revenue and ERS fees are included in Other income and Other operating expenses, respectively (as described in more detail in note 3 and note 4 of the unaudited interim consolidated financial statements included in this Form 6-K). As a business that includes the performance factor of being able to secure low-cost renewable power, net electricity costs allows us to measure the all-in-costs of electricity of our business on a current basis and we believe provides a useful tool for comparison to our competitors in a similar industry. We believe Net electricity costs is a useful metric for assessing operating performance including any gain/(loss) on the electricity purchased and subsequently resold, and earnings for our participation in demand response programs.

We believe Net electricity costs has limitations as an analytical tool. This measure should not be considered as alternative to electricity charges, as applicable, determined in accordance with IFRS. It is a supplemental measure of our operating performance only, and as a result you should not consider this measure in isolation from, or as a substitute analysis for, our electricity charges as determined in accordance with IFRS, which we consider to be the most comparable IFRS financial measure. Net electricity costs do not have any standardized meaning prescribed by IFRS and therefore are not necessarily comparable to similarly titled measures used by other companies, limiting their usefulness as a comparative tool.

The following table shows a reconciliation of Net electricity costs to the most comparable IFRS financial measure:

	Three months ended March 31, 2024	Three months ended March 31, 2023	Nine months ended March 31, 2024	Nine months ended March 31, 2023
	($ thousands)	($ thousands)	($ thousands)	($ thousands)
Electricity Charges	(19,834)	(5,973)	(55,944)	(19,910)
Add/(deduct) the following:
Realized gain/(loss) on financial asset	91	-	3,210	-
ERS revenue (included in Other income)	399	-	926	-
ERS fees (included in Other operating expenses)	(24)	-	(56)	-
Net electricity costs	(19,368)	(5,973)	(51,864)	(19,910)
Bitcoin mined	1,003	501	3,371	2,003
Net electricity costs per Bitcoin mined	(19.3)	(11.9)	(15.4)	(9.9)

The net electricity costs per Bitcoin mined increased from $9,940 for the nine months ended March 31, 2023 to $15,385 for the nine months ended March 31, 2024 primarily due to an increase in the average global hashrate.

The net electricity costs per Bitcoin mined increased from $11,922 for the three months ended March 31, 2023 to $19,310 for the three months ended March 31, 2024 primarily due to an increase in the average global hashrate.

Components of our Results of Operations

Revenue

Bitcoin mining revenue

The Group operates data center infrastructure supporting the verification and validation of Bitcoin blockchain transactions in exchange for Bitcoin, referred to as “Bitcoin mining”. The Company has entered into arrangements with mining pools, whereby computing power is directed to the mining pools in exchange for non-cash consideration in the form of Bitcoin. The provision of computing power is the only performance obligation in the contract with the mining pool operators.

The Company has the right to decide the point in time and duration for which it will provide hash computation services to the mining pools. The contracts are terminable at any time by either party without substantive compensation to the other party for such termination. Upon termination, the mining pool operator (i.e., the customer) is required to pay the Company any amount due related to previously satisfied performance obligations. Therefore, the Company has determined that the duration of the contract is less than 24 hours and that the contract continuously renews throughout the day.

In the mining pools which the Company participated in during the periods, the Company is not directly exposed to the pool’s success in mining blocks. The Company is rewarded in Bitcoin for the hashrate it contributes to these mining pools. The reward for the hashrate contributed by the Company is based on the current network difficulty and global daily revenues from transaction fees, less mining pool fees.

The fair value of the non-cash consideration is determined using the quantity of Bitcoin received multiplied by the spot price of the Bitcoin price at the end of the day at the website of Kraken, the trading platform over which we exchange the Bitcoin we have mined (“Kraken”).

Management considers the prices quoted on Kraken to be a Level 1 input under IFRS 13 Fair Value Measurement. The Group did not hold any Bitcoin on hand as at March, 31 2024 (March 31, 2023: Nil).

AI Cloud Services revenue

The Group generates AI Cloud Services revenue through the provision of AI Cloud Services to customers. Revenue is measured at the fair value of the consideration received or receivable for services, net of discounts and sales taxes.

Other income

Other income in the three and nine month periods ended March 31, 2024 has been earned for our participation in demand response programs at the Group’s site in Childress, Texas. Other income in the three and nine month periods ended March 31, 2023 relates to the gain on sale of other assets.

Gain/(loss) on disposal of subsidiaries

Gain on disposal of subsidiaries represents a gain recorded on the deconsolidation of the Non-Recourse SPVs on February 3, 2023.

Expenses

Our expenses are characterized by the nature of the expense, with the main expense categories set out below.

Depreciation

We capitalize the cost of our buildings, plant and equipment and mining hardware. Depreciation expense is recorded on a straight-line basis to nil over the estimated useful life of the underlying assets. Our buildings are currently depreciated over 20 years, mining hardware is depreciated over 4 years, HPC hardware is depreciated over 5 years, and plant and equipment is depreciated over 3-10 years depending on the expected life of the underlying asset.

Electricity charges

Electricity charges primarily consist of the cost of electricity to power our data center sites. The price of electricity in BC is subject to a regulated tariff that may be adjusted by the supplier from time to time, resulting in increases or decreases in the cost of electricity we purchase. In Texas, the electricity market is deregulated and operates through a competitive wholesale market. Electricity prices in Texas are subject to many factors, such as, for example, fluctuations in commodity prices including the price of fossil fuels and other energy sources. Electricity at Childress, Texas is sourced from the Electricity Reliability Council of Texas (“ERCOT”), the organization that operates Texas’ electrical grid. We may participate in demand response programs, load curtailment in response to prices, or other programs, as part of our electricity procurement strategies in Texas, including the use of automated systems to reduce our power consumption in response to market signals.

Realized gain/(loss) on financial asset

Realized gain/(loss) on financial asset represents a gain on the electricity purchased and subsequently resold under a power supply agreement at the Group’s Childress site. See note 7 of the unaudited interim consolidated financial statements included in this Form 6-K for further information.

Employee benefits expense

Employee benefits expense represents salary and other employee costs, including superannuation and other similar payments and associated employee taxes.

Share-based payments expense

Share-based payments expense represents the amortization of share-based compensation arrangements that have been granted to directors, executive offers and management. These arrangements include, loan-funded share arrangements granted to management, options and restricted share units issued to directors, executive officers and management.

Impairment of assets

Impairment of assets represents impairment expense recorded on mining hardware, mining hardware prepayments, goodwill, development assets and other assets.

Reversal of impairment of assets

Reversal of impairment of assets represent the reversal of an impairment loss recognised on mining hardware, mining hardware prepayments, development assets and other assets in prior periods.

Professional fees

Professional fees represent legal fees, audit fees, broker fees and fees paid to tax, regulatory and other advisers.

Site expenses

Site expenses represent property taxes, repairs and maintenance, equipment rental, security, utilities and other general expenses required to operate the sites.

Other operating expenses

Other operating expenses represent insurance, marketing, office rent, charitable donations, a provision for non-refundable GST and PST on services exported to the Australian parent by certain Canadian subsidiaries, legal costs, and general business expenses required to operate the business.

Gain/(loss) on sale of assets

Gain/(loss) on sale of assets includes net gains or losses on disposal of mining hardware and other assets.

Unrealized gain/(loss) on financial asset

Unrealized gain/(loss) on financial asset represents the change in the fair value of the financial asset recorded in relation to electricity purchased for future usage periods. See note 7 of the unaudited interim consolidated financial statements included in this Form 6-K for further information.

Finance expense

Finance expense consists primarily of interest expense on lease liabilities, mining hardware financing arrangements and amortization of capitalized borrowing costs.

Interest income

Interest income includes interest generated on short-term cash deposits with regulated financial institutions.

Foreign exchange gain/(loss)

Foreign exchange gain/(loss) includes realized and unrealized foreign exchange movements on monetary assets and liabilities denominated in foreign currencies.

Income tax (expense)/benefit

We are liable to pay tax in a number of jurisdictions, including Australia, Canada and the United States. Tax liabilities arise to the extent that we do not have sufficient prior year tax losses to offset future taxable income in these jurisdictions.

Results of Operations

The following table summarizes our results of operations, disclosed in the unaudited interim consolidated statement of profit or loss and other comprehensive income/(loss) for the three and nine months ended March 31, 2024 and 2023.

	Three months ended March 31, 2024	Three months ended March 31, 2023	Nine months ended March 31, 2024	Nine months ended March 31, 2023
Revenue	($ thousands)	($ thousands)	($ thousands)	($ thousands)
Bitcoin mining revenue	53,383	11,327	129,827	41,294
AI Cloud Services revenue	567	-	567	-
Other income	399	1,798	926	3,117
Gain on disposal of subsidiary	-	3,257	-	3,257

Expenses		-	-	-
Depreciation	(8,692)	(5,125)	(23,870)	(24,122)
Electricity charges	(19,834)	(5,973)	(55,944)	(19,910)
Realized gain/(loss) on financial asset	91	-	3,210	-
Employee benefits expense	(4,333)	(2,470)	(12,844)	(11,138)
Share-based payments expense	(5,817)	(3,503)	(17,622)	(10,273)
Impairment of assets	-	-	-	(105,172)
Reversal of impairment of assets	-	-	108	-
Professional fees	(2,018)	(1,117)	(5,938)	(4,086)
Site expenses	(2,096)	(1,290)	(5,892)	(3,329)
Other operating expenses	(4,537)	(1,966)	(14,809)	(7,232)
Gain/(loss) on sale of assets	1	(160)	16	(6,616)
Unrealized gain/(loss) on financial asset	(1,091)	-	(1,349)	-
Profit/(loss) before interest, foreign exchange gain/(loss) and income tax	6,023	(5,222)	(3,614)	(144,210)
Finance expense	(126)	(2,311)	(190)	(16,227)
Interest income	1,500	244	2,878	458
Foreign exchange gain/(loss)	4,714	4,557	2,265	(2,619)
Profit/(loss) before income tax (expense)/benefit	12,111	(2,732)	1,339	(162,598)
Income tax (expense)/benefit	(3,473)	(321)	(3,228)	(2,349)
Profit/(loss) after income tax (expense)/benefit	8,638	(3,053)	(1,889)	(164,947)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation	(7,334)	(9,126)	(5,331)	(21,241)
Other comprehensive income/(loss), net of tax	(7,334)	(9,126)	(5,331)	(21,241)
Total comprehensive income/(loss)	1,304	(12,179)	(7,220)	(186,188)

Comparison of the nine months ended March 31, 2024 and 2023

Revenue

Bitcoin mining revenue

Our Bitcoin mining revenue for the nine months ended March 31, 2024 and 2023, was $129.8 million and $41.3 million, respectively. This revenue was generated from the mining and sale of 3,371 and 2,003 Bitcoin during the nine months ended March 31, 2024 and 2023, respectively. The $88.5 million increase in revenue comprises a $35.8 million increase attributable to the increase in the average Bitcoin price and $ 52.7 million increase attributable to the increase in average operating hashrate during the nine months ended March 31, 2024 as compared to the nine months ended March 31, 2023, which was partially offset by the increase in the difficulty implied global hashrate during the same period. Average operating hashrate increased to 5.8 EH/s for the nine months ended March 31, 2024 from 2.0 EH/s for the nine months ended March 31, 2023.

AI Cloud Services revenue
Our AI Cloud Services revenue for the nine months ended March 31, 2024 and 2023, was $0.6 million and nil, respectively. AI Cloud Services revenue generated during the nine months ended March 31, 2024 comprised revenue generated from the provision of AI Cloud Services to a customer.

Other income

Our other income for the nine months ended March 31, 2024 and 2023, was $0.9 million and $3.1m, respectively. Other income generated during the nine months ended March 31, 2024 primarily comprised of $0.9 million revenue generated for our participation in an ERCOT demand response program at the Group’s site at Childress. During the nine months ended March 31, 2023 a net gain of $3.1 million on disposal of other assets was recognised. No such sales occurred during the nine months ended March 31, 2024.

Gain/(loss) on disposal of subsidiaries

Gain/(loss) on disposal of subsidiaries for the nine months ended March 31, 2024 and 2023, was nil and $3.3 million, respectively. During the nine months ended March 31, 2023 a net gain of $3.3 million on the deconsolidation of the Non-Recourse SPVs was recognised, which occurred on February 3, 2023. No such sales occurred during the nine months ended March 31, 2024.

Expenses

Depreciation

Depreciation primarily consists of the depreciation of Bitcoin mining hardware, AI Cloud Services hardware and data centers. Depreciation expense for the nine months ended March 31, 2024 and 2023 was $23.9 million and $24.1 million, respectively. This decrease was primarily due to the impairment of mining hardware recorded during the nine months ended March 31, 2023 resulting in a decreased depreciation charge recorded over the remaining portion of the useful economic life of the impaired assets.

Electricity charges

Electricity charges for the nine months ended March 31, 2024 and 2023 was $55.9 million and $19.9 million, respectively. This increase was primarily due to the increase in average operating hashrate to 5.8 EH/s for the nine months ended March 31, 2024 from 2.0 EH/s for the nine months ended March 31, 2023.

Realized gain/(loss) on financial asset

Realized gain/(loss) on financial asset represents a gain on the electricity purchased and subsequently resold under a power supply agreement at the Group’s Childress site. Realized gain recorded on financial asset for the nine months ended March 31, 2024 and March 31, 2023 was $3.2 million and nil respectively. See note 7 of the unaudited interim consolidated financial statements included in this Form 6-K for further information.

Employee benefits expenses

Employee benefits expenses consist primarily of wages and salaries to employees and contractors, and associated taxes. Employee benefits expenses for the nine months ended March 31, 2024 and 2023 was $12.8 million and $11.1 million, respectively. This increase was primarily due to the increase in the number of employees employed by the Group.

Share-based payments expense

Share-based payments expense for the nine months ended March 31, 2024 and 2023 was $17.6 million and $10.3 million, respectively. The increase was primarily due to amortization expenses recorded in relation to incentives issued under our 2022 Long-Term Incentive Plan and 2023 Long-Term Incentive Plan. See note 17 of the unaudited interim consolidated financial statements included in this Form 6-K for further information.

Impairment of assets

Impairment of assets for the nine months ended March 31, 2024 and 2023 was nil and $105.2 million, respectively. During the nine months ended March 31, 2023 we recorded an impairment of $105.2 million which included an impairment of $90.5 million of mining hardware, $13.0 million related to mining hardware prepayments, $1.1 million related to development assets and $0.6 million related to goodwill.

Reversal of impairment of assets

Reversal of impairment of assets for the nine months ended March 31, 2024 and 2023 was $0.1 million and nil, respectively. The reversal of impairment of assets for the nine months ended March 31, 2024 reflects a reversal of $0.1 million on a previously impaired development asset which was partially recovered.

Professional fees

Professional fees for the nine months ended March 31, 2024 and 2023 was $5.9 million and $4.1 million, respectively. In the nine months ended March 31, 2024 $0.8 million related to the audit fees and $3.5 million related to legal fees of which $1.6 million relates to one-off costs in relation to the securities class action litigation.

Site expenses

Site expenses for the nine months ended March 31, 2024 and 2023 was $5.9 million and $3.3 million, respectively. The increase in site expenses is primarily due to the commissioning of the Group’s data center at Mackenzie in July 2022, commissioning of the data center at Prince George in September 2022, expansion of the data center at Mackenzie in December 2022, commissioning of the initial data center at Childress in April 2023 and continued expansion of Childress in the nine months ended March 31, 2024.

Other operating expenses

Other operating expenses for the nine months ended March 31, 2024 and 2023 was $14.8 million and $7.2 million, respectively. Other operating expenses represent insurance, marketing, office rent, charitable donations, a provision for GST and PST on services exported to the Australian parent by certain Canadian subsidiaries, and general business expenses required to operate the business (see note 4 to our unaudited interim consolidated financial statements included in this Form 6-K). The increase primarily related to the expansion of the business operations and ongoing costs as a publicly listed company and includes an increase of $1.3 million in sponsorship and marketing, $1.8 million in legal expenses, and $2.9 million and $0.9 million of a provision for non-refundable GST and PST, respectively.

Gain/(loss) on disposal of assets

Our gain/(loss) on disposal of assets for the nine months ended March 31, 2024 and 2023, was a $0.0 million gain and $(6.6) million loss, respectively. During the nine months ended March 31, 2023 a net loss of $(6.6) million on disposal of mining hardware and other assets was recognised. No such sales occurred during the nine months ended March 31, 2024.

Unrealized gain/(loss) on financial asset

Unrealized gain/(loss) on financial asset represents the change in the fair value of the financial asset recorded in relation to electricity purchased for future usage periods. The Group recorded an unrealized loss on financial asset for the nine months ended March 31, 2024 and March 31, 2023 of $(1.3) million and nil respectively. See note 7 of the unaudited interim consolidated financial statements included in this Form 6-K for further information.

Finance expense

Finance expense for the nine months ended March 31, 2024 and 2023 was $0.2 million and $16.2 million, respectively. Finance expense for the nine months ended March 31, 2024 primarily relates to interest on the lease liability. The decrease from the nine months ended March 31, 2023 primarily related to interest expense on borrowings including late fees and interest charged on third-party loans held by the Non-Recourse SPVs which were deconsolidated during the year ended June 30, 2023 and as such did not recur during the nine months ended March 31, 2024.

Interest income

Interest income for the nine months ended March 31, 2024 and 2023 was $2.9 million and $0.5 million, respectively. The increase was primarily driven by an increase in interest rates and underlying cash deposits.

Foreign exchange gains/(loss)

Foreign exchange loss for the nine months ended March 31, 2024 and 2023 was $2.3 million and $(2.6) million, respectively. The gain was primarily relating to foreign exchange movements in the translation of assets and liabilities held in currencies other than the functional currency of the company holding the asset or liability. We use the U.S. dollar as our presentation currency; however, the companies in the Group use the Australian dollar, Canadian dollar, or the U.S. dollar as their functional currencies.

Foreign currency transactions are translated into each entity’s functional currency using the exchange rates prevailing at the dates of the transactions. Accordingly, foreign exchange gains and losses resulting from the settlement of such transactions and the translation at financial period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

Income tax (expense)/benefit

Income tax (expense)/benefit for the nine months ended March 31, 2024 and 2023 was a $(3.2) million and $(2.4) million, respectively. The income tax expense for the nine months ended March 31, 2024 was primarily due to due to deferred tax expense in relation to accelerated tax depreciation utilised on mining hardware.

Profit/(Loss) after income tax (expense)/benefit for the period

The loss after income tax expense for the nine months ended March 31, 2024 and 2023 was $(1.9) million and $(164.9) million, respectively. The decreased loss is primarily attributable to the increase in bitcoin revenue and the decrease in the impairment of assets during the nine months ended March 31, 2024.

Comparison of the three months ended March 31, 2024 and 2023

Revenue

Bitcoin mining revenue

Our Bitcoin mining revenue for the three months ended March 31, 2024 and 2023, was $53.4 million and $11.3 million, respectively. This revenue was generated from the mining and sale of 1,003 and 501 Bitcoin during the three months ended March 31, 2024 and 2023, respectively. The $42.1 million increase in revenue comprises a $15.3 million increase attributable to the increase in the average Bitcoin price and $26.8 million attributable to the increase in the average operating hashrate during the three months ended March 31, 2024 as compared to the three months ended March 31, 2023, which was partially offset by the increase in the difficulty implied global hashrate during the same period. Average operating hashrate increased to 6.4 EH/s for the three months ended March 31, 2024 from 1.8 EH/s for the three months ended March 31, 2023.

AI Cloud Services revenue

Our AI Cloud Services revenue for the three months ended March 31, 2024 and 2023, was $0.6 million and nil, respectively. AI Cloud Services revenue generated during the three months ended March 31, 2024 comprised revenue generated from the provision of AI Cloud Services to a customer.

Other income

Other income for the three months ended March 31, 2024 and 2023, was $0.4 million and $1.8 million, respectively. Other income generated during the three months ended March 31, 2024 primarily comprised of $0.4 million revenue generated for our participation in an ERCOT demand response program at the Group’s site at Childress. During the three months ended March 31, 2023 a net gain of $1.8 million on disposal of other assets was recognised. No such sales occurred during the nine months ended March 31, 2024.

Gain/(loss) on disposal of subsidiaries

Gain/(loss) on disposal of subsidiaries for the three months ended March 31, 2024 and 2023, was nil and $3.3 million, respectively. During the three months ended March 31, 2023 a net gain of $3.3 million on the deconsolidation of the Non-Recourse SPVs was recognised which occurred on February 3, 2023. No such sales occurred during the three months ended March 31, 2024.

Expenses

Depreciation

Depreciation expense for the three months ended March 31, 2024 and 2023, was $8.7 million and $5.1 million, respectively. This increase was primarily due to the commissioning of Bitcoin mining hardware, AI Cloud Services hardware and data centers at the Group’s sites in Price George and Childress.

Electricity charges

The electricity charges for the three months ended March 31, 2024 and 2023, was $19.8 million and $6.0 million, respectively. This increase was primarily due to the increase in average operating hashrate to 6.4 EH/s for the three months ended March 31, 2024 from 1.8 EH/s for the three months ended March 31, 2023.

Realized gain/(loss) on financial asset

Realized gain/(loss) on financial asset represents a gain on the electricity purchased and subsequently resold under a power supply agreement at the Group’s Childress site. Realized gain recorded on financial asset for the three months ended March 31, 2024 and March 31, 2023 was $0.1 million and nil, respectively. See note 7 of the unaudited interim consolidated financial statements included in this Form 6-K for further information.

Employee benefits expenses

Employee benefits expenses for the three months ended March 31, 2024 and 2023 was $4.3 million and $2.5 million, respectively. Both periods include employee benefits expenses consisting primarily of wages and salaries paid to employees and contractors, and associated taxes.

Share-based payments expense

Share-based payments expense for the three months ended March 31, 2024 and 2023 were $5.8 million and $3.5 million, respectively. The increase was primarily due to amortization expenses recorded in relation to incentives issued under our 2022 Long-Term Incentive Plan and 2023 Long-Term Incentive Plan. See note 17 of the unaudited interim consolidated financial statements included in this Form 6-K for further information.

Professional fees

Professional fees for the three months ended March 31, 2024 and 2023 was $2.0 million and $1.1 million, respectively. In the three months ended March 31, 2024, $0.9 million related to legal fees of which $0.2 million relates to one-off costs in relation to the securities class action litigation and $0.3 million related to the audit fees.

Site expenses

Site expenses for the three months ended March 31, 2024 and 2023 was $2.1 million and $1.3 million, respectively. The increase in site expenses is primarily due to the commissioning of the Group’s site in Childress in April 2023.

Other operating expenses

Other operating expenses for the three months ended March 31, 2024 and 2023 was $4.5 million and $2.0 million, respectively. Other operating expenses represent insurance, marketing, office rent, charitable donations, a provision for GST and PST on services exported to the Australian parent by certain Canadian subsidiaries, and general business expenses required to operate the business (see note 4 to our unaudited interim consolidated financial statements included in this Form 6-K). The increase primarily related to the expansion of the business operations and ongoing costs as a publicly listed company, and includes an increase of $0.7 million in sponsorship and marketing, $0.6 million in insurance expenses, and $0.9 million and $0.3 million of a provision for non-refundable GST and PST, respectively.

Gain/(loss) on disposal of assets

Our gain/(loss) on disposal of assets for the three months ended March 31, 2024 and 2023, were $0.0 million gain and $(0.2) million loss, respectively. During the three months ended March 31, 2023, a net loss of $0.2 million on disposal of mining hardware and other assets was recognised.  No such sales occurred during the three months ended March 31, 2024.

Unrealized gain/(loss) on financial asset

Unrealized gain/(loss) on financial asset represents the change in the fair value of the financial asset recorded in relation to electricity purchased for future usage periods. The Group recorded an unrealized loss on financial asset for the three months ended March 31, 2024 and March 31, 2023 of $(1.1) million and nil respectively. See note 7 of the unaudited interim consolidated financial statements included in this Form 6-K for further information.

Finance expense

Finance expense for the three months ended March 31, 2024 and 2023 was $0.1 million and $2.3 million, respectively. Finance expense for the three months ended March 31, 2024 primarily relates to interest on the lease liability. The decrease from the three month period ended March 31, 2023 primarily related to interest expense on borrowings including late fees and interest charged on third-party loans held by two of the Non-Recourse SPVs which were deconsolidated during the year ended June 30, 2023 and as such did not recur during the three months ended March 31, 2024.

Interest income

Interest income for the three months ended March 31, 2024 and 2023 was $1.5 million and $0.2 million, respectively. The increase was primarily driven by an increase in interest rates and underlying cash deposits.

Foreign exchange gain

Foreign exchange gain for the three months ended March 31, 2024 and 2023 was $4.7 million and $4.6 million, respectively. The increase in the gain reported was primarily related to foreign exchange movements in the translation of assets and liabilities held in currencies other than the functional currency of the company holding the asset or liability. We use the U.S. dollar as our presentation currency; however, the companies in the Group use the Australian dollar, Canadian dollar, or the U.S. dollar as their functional currencies.

Foreign currency transactions are translated into each entity’s functional currency using the exchange rates prevailing at the dates of the transactions. Accordingly, foreign exchange gains and losses resulting from the settlement of such transactions and the translation at financial period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

Income tax (expense)/benefit

Income tax (expense)/benefit for the three months ended March 31, 2024 and 2023 was $(3.5) million and $(0.3) million, respectively. The increase in expense was primarily related to accelerated tax depreciation utilised on mining hardware.

Profit/(Loss) after income tax (expense)/benefit for the period

The profit/(loss) after income tax (expense)/benefit for the three months ended March 31, 2024 and 2023 was $8.6 million and $(3.1) million, respectively. The increase in profit was primarily attributable to the increased Bitcoin mining revenue as discussed above.

Liquidity and Capital Resources

On September 23, 2022, we entered into an Ordinary shares purchase agreement (the “Purchase Agreement”) and a registration rights agreement (the “Registration Rights Agreement”) with B. Riley Principal Capital II, LLC (“B. Riley”). Pursuant to the Purchase Agreement, we have the right to sell to B. Riley up to $100.0 million of our Ordinary shares, subject to certain limitations and conditions set forth in the Purchase Agreement, from time to time during the term of the Purchase Agreement ending on September 23, 2024, unless earlier terminated. Sales of our Ordinary shares pursuant to the Purchase Agreement, and the timing of any sales, are solely at our option, and we are under no obligation to sell any securities to B. Riley under the Purchase Agreement. A resale registration statement relating to shares sold to B. Riley under the Purchase Agreement was subsequently declared effective by the SEC on January 26, 2023. As of March 31, 2024, we had sold 24,342,138 Ordinary shares under the Purchase Agreement for aggregate gross proceeds of approximately $93.0 million (net proceeds of $90.2 million). On February 15, 2024, we terminated the Ordinary shares purchase agreement and registration rights agreement and on February 16, 2024, we filed a post-effective amendment to our registration statement on Form F-1 related to this offering, which deregistered all remaining shares on such registration statement, terminating the offering.

On September 13, 2023, we entered into an At Market Sales Agreement (“Sales Agreement”) with B. Riley Securities, Inc., Cantor Fitzgerald & Co. and Compass Point Research & Trading, LLC, to which Canaccord Genuity LLC, Citigroup Global Markets Inc. and Macquarie Capital (USA) Inc. were joined on March 21, 2024 (collectively, the “Sales Agents”). Pursuant to the Sales Agreement, we may offer and sell our ordinary shares from time to time through or to the Sales Agents in an amount not to exceed the lesser of the amount registered on an effective registration statement and for which we have filed a prospectus, and the amount authorized from time to time to be issued and sold under the Sales Agreement by our board of directors or a duly authorized committee thereof. As a result, we may increase the amount of our ordinary shares that may be sold from time to time pursuant to the Sales Agreement in accordance with the terms of the Sales Agreement.

As of the date of this Form 6-K, we have an effective registration statement including an accompanying prospectus and have filed prospectus supplements that provide us with the option, but not the obligation, to sell up to an aggregate of $500 million of our ordinary shares pursuant to the Sales Agreement. As of March 31, 2024, we had sold 60,570,797 Ordinary shares were under the Sales Agreement for aggregate gross proceeds of approximately $318.5 million (net proceeds of $308.9 million). Subsequent to March 31, 2024, we sold a further 8,172,310 Ordinary shares for aggregate gross proceeds of approximately $44.9 million (net proceeds of $43.5 million). On May 15, 2024, we filed a new registration statement, including an accompanying prospectus, providing for the offer and sale of $500 million of securities by the Company, as well as a prospectus supplement relating to the offer and sale of an additional $500 million of our ordinary shares pursuant to the Sales Agreement.  The registration statement is not yet effective, but if declared effective, the registration statement, together with the accompanying prospectus and prospectus supplement relating to the Sales Agreement, would provide us with the option, but not the obligation, to sell an additional $500 million of ordinary shares pursuant to the Sales Agreement.

The total number of Ordinary shares outstanding as of May 12, 2024, is 146,584,041.

We continue to monitor funding markets for opportunities to raise additional debt, equity or equity-linked capital to fund further capital or liquidity needs, and growth plans.

Going Concern Determination

The Group has determined there is material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern but has concluded it is appropriate to prepare the consolidated financial statements on a going concern basis which contemplates continuity of normal business activities, the realization of assets and settlement of liabilities in the ordinary course of business. The operating cash flows generated by the Group are inherently linked to several key uncertainties and risks including, but not limited to, volatility associated with the economics of Bitcoin mining and the ability of the Group to execute its business plan.

For the nine-month period ended March 31, 2024, the Group incurred a loss after tax of $1.9 million (March 31, 2023: $164.9 million) and net operating cash inflows of $47.9 million (March 31, 2023: outflows of $1.0 million). As at March 31, 2024, the Group had net current assets of $268.7 million (June 30, 2023: net current assets of $65.2 million) and net assets of $677.2 million (June 30, 2023: net assets of $305.4 million).

As further background, the Group owns mining hardware that is designed specifically to mine Bitcoin and its future success will depend in a large part upon the value of Bitcoin, and any sustained decline in its value could adversely affect the business and results of operations. Specifically, the revenues from Bitcoin mining operations are predominantly based upon two factors: (i) the number of Bitcoin rewards that are successfully mined and (ii) the value of Bitcoin. A decline in the market price of Bitcoin, increases in the difficulty of Bitcoin mining including the halving event which occurred in April 2024, changes in the regulatory environment, and/or adverse changes in other inherent risks may significantly negatively impact the Group’s operations. Due to the volatility of the Bitcoin price and the effects of the other aforementioned factors, there can be no guarantee that future mining operations will be profitable, or the Group will be able to raise capital to meet growth objectives.

The strategy to mitigate these risks and uncertainties is to try to execute a business plan aimed at operational efficiency, revenue growth, improving overall mining profit, managing operating expenses and working capital requirements, maintaining potential capital expenditure optionality, and securing additional financing, as needed, through one or more debt and/or equity capital raisings.

Our growth and risk mitigation strategies include pursuing a strategy to diversify our revenue streams into new markets. This includes the expansion into the provision of AI Cloud Services. The Group signed a contract with an initial AI Cloud Services customer and commenced revenue generating operations during the three months ended March 31, 2024.

The continuing viability of the Group and its ability to continue as a going concern and meet its debts and commitments as they fall due are therefore significantly dependent upon several factors. These factors have been considered in preparing a cash flow forecast over the next 12 months to consider the going concern of the Group. The key assumptions include:

●	A base case scenario assuming recent Bitcoin economics, with reduction in block rewards following the halving event which occurred in April 2024;

●	Three operational sites in British Columbia, Canada with installed nameplate capacity of 160MW; 80MW Mackenzie, 50MW Prince George and 30MW Canal Flats;

●	A fourth operational site at Childress, Texas with installed nameplate capacity of 85MW as at 6 May 2024 incrementally increasing to 350 MW by 31 December 2024;

●	Securing additional financing as required to achieve the Group’s growths objectives.

The key assumptions have been stress tested using a range of Bitcoin price and global hashrate scenarios including with respect to the halving event that occurred in April 2024. The Group aims to maintain a degree of flexibility in both operating and capital expenditure cash flow management where it practicably makes sense, including ongoing internal cash flow monitoring and projection analysis performed to identify potential liquidity risks arising and to try to respond accordingly.

As a result, the Group has concluded there is material uncertainty related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. However, the Group considers that it will be successful in the above matters and will have adequate cash reserves to enable it to meet its obligations for at least one year from the date of approval of the consolidated financial statements, and, accordingly, has prepared the consolidated financial statements on a going concern basis.

Off-Balance Sheet Arrangements

As of March 31, 2024 and June 30, 2023, we did not have any material off-balance sheet arrangements.

Historical Cash Flows

The following table sets forth a summary of our historical cash flows for the nine months ended March 31, 2024, and March 31, 2023.

	Nine months ended March 31, 2024	Nine months ended March 31, 2023
	($ thousands)	($ thousands)

Net cash from/(used) in operating activities	47,889	(998)
Net cash used in investing activities	(187,985)	(69,305)
Net cash from financing activities	330,767	(3,240)
Net cash and cash equivalents increase/(decrease)	190,671	(73,543)
Cash and cash equivalents at the beginning of the period	68,894	109,970
Effects of exchange rate changes on cash and cash equivalents	130	(3,276)
Net cash and cash equivalents at the end of the period	259,695	33,151

Operating activities

Net cash from/(used in) operating activities was a net cash inflow of $47.9 million for the nine months ended March 31, 2024, compared to a net cash outflow of $(1.0) million for the nine months ended March 31, 2023. For the nine months ended March 31, 2024, there was an increase in operating cashflows due in part to the increasing price of Bitcoin and increase in operating capacity of our miners to 8 EH/s.

Investing activities

Net cash used in investing activities was a cash outflow of $(188.0) million for the nine months ended March 31, 2024, compared to a cash outflow of $(69.3) million for the nine months ended March 31, 2023. For the nine months ended March 31, 2024, the net cash used in investing activities primarily consisted of payments for infrastructure and computer hardware for our sites in Childress, Texas, and British Columbia, Canada.

Financing activities

Net cash from financing activities was a net cash inflow of $330.8 million for the nine months ended March 31, 2024, compared to a cash outflow of $(3.2) million for the nine months ended March 31, 2023. For the nine months ended March 31, 2024, the net cash inflow from financing activities primarily consisted of proceeds relating to both our committed equity facility and at the market offering program.

Contractual Obligations

Financial instruments and other liabilities

The following table summarizes our remaining contractual maturity for financial instruments and other liabilities as of March 31, 2024, and the years which these obligations are due:

	1 year or	Between 1	Between 2	Over 5	Total
	less	and 2 years	and 5 years	years
	($ thousands)
Non-interest bearing
Trade and other payables	24,256	-	-	-	24,256
Lease liability	369	293	551	2,933	4,147
Total	24,625	293	551	2,933	28,403

Hardware Purchase Contracts

The details of the Hardware Purchase Contracts are disclosed in the “Hardware Purchases” section above.

JOBS Act Election

We are an emerging growth company, as defined in the JOBS Act. We intend to rely on certain of the exemptions and reduced reporting requirements provided by the JOBS Act. As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, and (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of business. There have been no material changes to the Company’s legal proceedings as disclosed in “Item 4.B. Information on the Company—Business Overview” in our Annual Report, except as described in note 15 of the unaudited interim consolidated financial statements included in this Form 6-K.

Risk Factors

Except as stated below, there have been no material changes to the Company’s risk factors as disclosed in “Item 3.D. Key Information—Risk Factors” in our Annual Report:

There is a risk that we will be a passive foreign investment company for U.S. federal income tax purposes for the current taxable year and possibly subsequent taxable years, in which case U.S. investors will generally be subject to adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended (the “Code”), we will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if either: (a) at least 75% of our gross income is “passive income” for purposes of the PFIC rules or (b) at least 50% of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income includes interest, dividends and other investment income, with certain exceptions. Cash and cash-equivalents generally are passive assets for these purposes, and digital assets are likely to be passive assets for these purposes as well. Goodwill is active to the extent attributable to activities that produce or are intended to produce active income. The PFIC rules also contain a look-through rule whereby we will be treated as owning our proportionate share of the gross assets and earning our proportionate share of the gross income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based on the current and anticipated composition of our income, assets and operations and the price of our ordinary shares, we do not expect to be treated as a PFIC for the current taxable year. However, whether we are treated as a PFIC is a factual determination that is made on an annual basis after the close of each taxable year. This determination will depend on, among other things, the ownership and the composition of our income and assets, as well as the relative value of our assets (which may fluctuate with our market capitalization), at the relevant time. In particular, if our cash is not deployed for active purposes, our risk of being a PFIC will increase. Fluctuations in the Company’s market capitalization can also affect our PFIC status because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market capitalization from time to time (which has been, and may continue to be, volatile). In this regard, there is a risk that we may be a PFIC if there is a decline in the market capitalization and the value of our goodwill is determined by reference to our market capitalization. Moreover, the application of the PFIC rules to digital assets and transactions related thereto is subject to uncertainty. Among other things, the IRS has issued limited guidance on the treatment of income from mining digital assets. The IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that constitutes passive assets under the PFIC rules. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year.

If we are a PFIC for any taxable year during which a U.S. taxpayer holds ordinary shares, the U.S. taxpayer generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions” and additional reporting requirements. This will generally continue to be the case even if we cease to be a PFIC in a later taxable year, unless a “deemed sale” election is made.